Exhibit 99.1

Oren Brooks CFO Metalink Ltd. Tel: 972-77-4495900 Fax: 972-77-4495901 Oren@brooks-keret.co.il

METALINK REPORTS Q4 AND FULL YEAR 2010 RESULTS

•          Appoints Shay Evron Chief Financial Officer

GEALYA, ISRAEL, May 20, 2011 - Metalink Ltd. (NASDAQ: MTLKD), today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2010.

FINANCIAL RESULTS

FINANCIAL HIGHLIGHTS FOR Q4 2010: Revenues for the fourth quarter of 2010 were $0.2 million, all of which were legacy DSL sales, compared with revenues of $0 million for the comparable period in 2009, comprising solely from DSL continued operation (WLAN sales excluded). Net profit for the fourth quarter of 2010 was $0.4 million, or $0.145 per share, compared to net loss of $(1.6) million, or $(0.63) per share, for the fourth quarter of 2009.

FINANCIAL HIGHLIGHTS FOR FY 2010: For the twelve-month period, revenues were $0.8 million compared to $3.3 million for 2009. Net profit  for the year was $6.8 million, or $2.44 per share, compared to net loss of $(13.5) million, or $(5.42) per share, for 2009.

CASH STATUS: Metalink’s cash and cash equivalents as of December 31, 2010 were $4.4 million (after payoff of $4.1 million Short-term loan) compared to $2.3 million as of December 31, 2009.

OTHER HIGHLIGHTS

APPOINTMENT OF CFO: Mr. Evron will be serving as CFO commencing as of June 30, 2011, as part of the Company's engagement with Fahn Kanne to provide CFO and other financial and accounting services to the Company. Mr. Shay Evron, 39, is a senior manager at Fahn Kanne - Grant Thornton Israel, a reputable Israeli provider of financial and accounting services. He is an experienced CPA who served as a consultant, controller and lead financial adviser in various Israeli private and public companies.

SAFE HARBOR STATEMENT

This press release contains "forward looking statements" within the meaning of the United States securities laws. Words such as "aim," "expect," "estimate," "project," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believe," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. For example, when we discuss the appointment of CFO, we are using a forward looking statement. Because such statements deal with future events, they are subject to various risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Factors that could cause or contribute to such differences include, but are not limited those set forth from time to time in Metalink's filings with the SEC, including Metalink's Annual Report in Form F-20. Readers are cautioned not to place undue reliance on forward-looking statements. Except as required by applicable law, the Company undertakes no obligation to republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events. The Company cannot guarantee future results, events, and levels of activity, performance, or achievements.

METALINK LTD.

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,	December 31,
	2010	2009
ASSETS
Current assets
Cash and cash equivalents	$4,357	$2,273
Trade accounts receivable	92	461
Other receivables	266	602
Government institutions	66	-
Prepaid expenses	8	88
Advance to supply	175	-
Inventories	37	1,068
Total current assets	5,001	4,492

Severance pay fund	-	1,229

Property and equipment, net	79	2,145

Total assets	$5,080	$7,866

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Trade accounts payable	$102	$1,542
Other payables and accrued expenses	576	3,239
Short-term loan	-	4,100
Warrants to issue shares	-	289
Total current liabilities	678	9,170

Accrued severance pay	275	1,798

Shareholders' equity*
Ordinary shares of NIS 1 par value (Authorized - 5,000,000 shares, issued and outstanding 2,780,707 and 2,663,723 shares as of December 31, 2010 and December 31, 2009 )	790	759
Additional paid-in capital	158,111	157,692
Accumulated deficit	(144,889)	(151,668)
	14,012	6,783

Treasury stock, at cost; 898,500 as of
December 31, 2010	(9,885)	(9,885)
Total shareholders' equity	4,127	3102)

Total liabilities and shareholders' equity	$5,080	$7,866

* The number of shares have been adjusted retroactively to reflect the one for ten reverse split of our ordinary shares dated February 22, 2010.

METALINK LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except share data)

	Three months ended December 31,		Year ended December 31,
	2010	2009	2010	2009

Revenues	$192	$-	$813	$3,288
Cost of revenues:
Costs and expenses	22	23	97	1,028
Royalties to the Government of Israel	1	(2)	12	97
Total cost of revenues	23	21	109	1,125

Gross profit	169	(21)	704	2,163

Operating expenses:
Selling and marketing	-	-	-	-
General and administrative	244	496	1,163	2,322
Total operating expenses	244	496	1,163	2,322

Operating profit (loss)	(75)	(517)	(459)	(159)

Financial income (expenses), net	477	240	438	(3,494)

Net profit (loss) from continuing operation	$(402)	$(277)	$(21)	$(3,653)
Discontinued operation
Operating loss from discontinued operation	0	(1,344)	(107)	(9,801)
Capital gain from sale of discontinued operation	-	-	6,907	-
Net profit (loss) from Discontinued operation	$0	$(1,344)	$6,800	$(9,801)
Net profit (loss)	$402	$(1,621)	$6,779	$(13,454)

Per share data-
Basic and Diluted earnings (loss) from continuing operations	$0.145	$(0.108)	$(0.008)	$(1.471)
Basic and Diluted earnings (loss) from discontinued operations	$0	$(0.522)	$2.451	$(3.947)
Basic and Diluted earnings (loss)	$0.145	$(0.630)	$2.444	$(5.419)
Shares used in computing loss per ordinary share*:
Basic and Diluted	2,780,707	2,573,873	2,773,823	2,482,863

* Shares used for loss per share calculation have been adjusted retroactively to reflect the one for ten reverse split of our ordinary shares dated February 22, 2010.